Mr. Mark Kronforst
March 13, 2007

March 13, 2007

Mr. Mark Kronforst
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Micros Systems, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2006
Filed September 13, 2006
File No. 000-09993

Dear Mr. Kronforst:

This letter is in response to your correspondence dated February 27, 2007 providing the Staff’s additional follow-up comments to our response letter dated February 5, 2007.  Set forth below are the Staff’s comments, followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended June 30, 2006

Note 1. Description of Business and Summary of Significant Accounting Policies, Revenue Recognition, page 58

1.                  In future filings, explain why SOP 97-2 does not apply to your hardware.  These disclosures should reflect the guidance in paragraph 2 of the SOP and EITF 03-05.

Response to Comment #1:

In response to the Staff’s comments, the Company will provide the following disclosure in future filings to explain why SOP 97-2 does not apply to our hardware revenue:

Hardware revenue is recognized, in accordance with Staff Accounting Bulletin (“SAB”) 104. Hardware revenue is recognized at FOB shipping point when the hardware is provided to a common carrier.  At the time of shipment, the Company has an arrangement, the risk of ownership has passed to the buyer, there is a fixed and determinable price and collectibility is reasonably assured.  If at the time of shipment, the Company hasn’t met the four criteria listed above, revenue recognition is deferred.

Hardware revenue is outside the scope of Financial Accounting Standards Board Statement of Position 97-2 because any software embedded in the hardware is used solely in connection with the operation of the hardware and is incidental to the hardware product as a whole; once installed, the embedded software is not updated for new versions that are subsequently developed.

Mr. Mark Kronforst
March 13, 2007

Form 8-K Filed January 29, 2007

2.                  We  note the proposed disclosures provided in your response to prior comment number 2 and have the following additional concerns

•

Your proposed disclosure indicates that the inclusion of the non-GAAP measure enhances comparability to the results of your competitors.  You should clearly explain why you believe this to be the case.  In your example using non-cash share-based compensation expenses, you do not explain how you consider the extent to which your competitors use this compensation in determining comparability.  A non-GAAP measure that does not reflect these expenses for a company that uses share-based compensation as a significant component of overall compensation would not be comparable to that same measure calculated for a company that uses such compensation to a lesser degree; and

•

Your proposed disclosure indicates that your non-GAAP measures are subject to “a number of important limitations.”  You should disclose these limitations and the manner in which you compensate for them.

Response to Comment #2:

Based on our discussions with analysts and investors, we believe that non-GAAP measure is information they find useful for the reasons set forth in our previous letter and below.  We believe that disclosure of the non-GAAP measure enhances comparability to our competitors because the use of share-based compensation is common in our industry and our competitors reference this measure in their press releases.  The disclosure of the non-GAAP measure also enhances the comparability to the analysts’ forecast because the analysts continue to forecast excluding the effect of share-based compensation, the non-GAAP measure.  If we use the non-GAAP measure in future filings or public statements, we will provide this explanation.

We believe the difference in the non-GAAP measure, that does not reflect theses expenses, for a company that uses share-based compensation as a significant component of overall compensation compared to that same measure calculated for a company that uses such compensation to a lesser degree may constitute a limitation on the utility of the non-GAAP measure (which, as described below, the Company will disclose), but it nevertheless provides an indication of company’s performance in the absence of a non-cash charge that generally was not reflected in financial results prior to the application of Statement of Financial Accounting Standards No. 123 (revised).  Additionally, based on discussions with our analysts and shareholders, we believe that this is information they find useful for the reasons set forth in our previous letter and above.

In future filings, the Company will note that, among the limitations on the use of the non-GAAP measure are the following:

•

Non-cash share-based compensation expenses that are excluded from non-GAAP net income and non-GAAP diluted net income per share can have a significant impact on reported GAAP net income and reported GAAP net income per share.

•	Other companies may utilize non-cash share-based compensation to a significantly greater or lesser degree in relation to overall compensation than MICROS.

Mr. Mark Kronforst
March 13, 2007

•	Other companies may calculate non-GAAP net income and non-GAAP net income per share differently than MICROS does, limiting the usefulness of those measures for comparative purposes.

We compensate for the limitations on our use of this non-GAAP measure by relying on our GAAP results and using this non-GAAP financial measure only supplementally.  We also provide a detailed reconciliation of this non-GAAP measure to its most directly comparable GAAP measure within this press release and in other written materials that utilize this non-GAAP financial measure and we encourage investors to review this reconciliation carefully and to consider utilizing this non-GAAP financial measure only in conjunction with our consolidated financial statements prepared in accordance with GAAP.

In substance, the Company is “compensating” for the limitations in the utility of the non-GAAP measure by complying with Regulation G and, to the extent applicable, Item 10(e) of Regulation S-K.  Accordingly, no additional “compensation” is required.

We hereby acknowledge that the Company is responsible for the accuracy and adequacy of the disclosures in the filings, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or questions regarding this filing to me at the above address or by telephone at 443-285-8036.

Sincerely,

MICROS Systems, Inc.
By /s/ Gary C. Kaufman
Executive Vice President, Finance and Administration,
and Chief Financial Officer